comScore, Inc.
11465 Sunset Hills Road
Suite 200
Reston, Virginia 20190

November 21, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Mail Stop 4561

Attn:	Mark P. Shuman
Michael F. Johnson

Re:	comScore, Inc.
Rule 477 Application for Withdrawal of
Registration Statement on Form S-1
File No. 333-147061
Initially filed on October 31, 2007

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), comScore, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-147061) initially filed with the Commission on October 31, 2007 and amended on November 21, 2007, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The grounds upon which the Company is making this application for withdrawal are that the Company and the selling stockholders identified in the Registration Statement do not intend to proceed with the public offering of the shares of common stock registered by the Registration Statement.

     The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

     The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

U.S. Securities and Exchange Commission
November 21, 2007

     We would appreciate if you would please provide Mark R. Fitzgerald of Wilson Sonsini Goodrich & Rosati, Professional Corporation, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (202) 973-8899.

     Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact Mark R. Fitzgerald at (202) 973-8800 or Robert G. Day at (650) 493-9300 of Wilson Sonsini Goodrich & Rosati, Professional Corporation, the Company’s legal counsel.

Respectfully submitted,

comScore, Inc.

by: /s/ John M. Green John M. Green Chief Financial Officer

cc:	Magid M. Abraham, Ph.D., comScore, Inc.
Christiana L. Lin, comScore, Inc.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew J. Pitts, Cravath, Swaine & Moore LLP